                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (AMENDMENT NO. 2)


                              OUTDOOR SYSTEMS, INC.
                                (Name of Issuer)


                     Common Stock, $0.01 par value per share
                         (Title of Class of Securities)


                                   690057-10-4
                                 (CUSIP Number)


       Bill M. Beverage, 2502 N. Black Canyon Hwy., Phoenix, Arizona 85009
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                December 3, 1997
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                   SCHEDULE 13D

------------------------------                   -------------------------------
CUSIP No. 690057-10-4                                         Page 2 of 5 Pages
------------------------------                   -------------------------------



----------------------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSON             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Stephen J. Haberkorn
----------------------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                (a)[X]

                                                                                       (b)[ ]
----------------------------------------------------------------------------------------------
  3    SEC USE ONLY


----------------------------------------------------------------------------------------------
  4    SOURCE OF FUNDS
                         PF

----------------------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
       or 2(e)                                                                             [ ]

----------------------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

                         U.S.A.
----------------------------------------------------------------------------------------------
     NUMBER OF          7     SOLE VOTING POWER
       SHARES
    BENEFICIALLY                    -0-
      OWNED BY
        EACH
     REPORTING
       PERSON
        WITH
                     -------------------------------------------------------------------------
                        8     SHARED VOTING POWER

                                    -0-
                     -------------------------------------------------------------------------
                        9     SOLE DISPOSITIVE POWER

                                    3,568,536*
                     -------------------------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER

                                    -0-
----------------------------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   3,568,536*
----------------------------------------------------------------------------------------------
 12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES              [ ]


----------------------------------------------------------------------------------------------
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   4.4%
----------------------------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON

                   IN
----------------------------------------------------------------------------------------------

* As adjusted for the three-for-two stock splits effected July 22, 1996, November 22, 1996 and July 3, 1997.

                                  SCHEDULE 13D

------------------------------                   -------------------------------
CUSIP No. 690057-10-4                                         Page 3 of 5 Pages
------------------------------                   -------------------------------



----------------------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSON             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       M-K Link Investments Limited Partnership
----------------------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                (a)[X]

                                                                                       (b)[ ]
----------------------------------------------------------------------------------------------
  3    SEC USE ONLY


----------------------------------------------------------------------------------------------
  4    SOURCE OF FUNDS
                         00

----------------------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
       or 2(e)                                                                            [ ]

----------------------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

             Arizona
----------------------------------------------------------------------------------------------
      NUMBER OF         7     SOLE VOTING POWER
       SHARES
    BENEFICIALLY                    -0-
      OWNED BY
        EACH
     REPORTING
       PERSON
        WITH
                     -------------------------------------------------------------------------
                        8     SHARED VOTING POWER

                                    -0-
                     -------------------------------------------------------------------------
                        9     SOLE DISPOSITIVE POWER

                                    3,568,536*
                     -------------------------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER

                                    -0-
----------------------------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   3,568,536*
----------------------------------------------------------------------------------------------
 12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES              [ ]


----------------------------------------------------------------------------------------------
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   4.4%
----------------------------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON

                   PN
----------------------------------------------------------------------------------------------

* As adjusted for the three-for-two stock splits effected July 22, 1996, November 22, 1996 and July 3, 1997.

                                  SCHEDULE 13D

------------------------------                   -------------------------------
CUSIP No. 690057-10-4                                         Page 4 of 5 Pages
------------------------------                   -------------------------------




This Amendment No. 2 ("Amendment No. 2") to the Statement on Schedule 13D, as amended ("Schedule 13D"), as previously filed by the undersigned with the Securities and Exchange Commission with respect to the Common Stock, $.01 par value, of Outdoor Systems, Inc. (the "Issuer") is being filed to report that the beneficial ownership of each of Stephen J. Haberkorn and M-K Link Investments Limited Partnership ("M-K Link") has decreased to 4.4% of the outstanding shares of Common Stock of the Issuer and, therefore, Mr. Haberkorn and M-K Link are no longer required to report their respective beneficial ownership on Schedule 13D.

All information herein concerning the Common Stock of the Issuer has been adjusted to give effect to three-for-two stock splits effected July 22, 1996, November 22, 1996 and July 3, 1997.


ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

         Since August 28, 1997, the date of the filing of Amendment No. 1
         Schedule 13D, and December 3, 1997, M-K Link disposed of shares of Common Stock as follows:

         (i) On December 1, 1997, M-K Link sold 255,000 shares of Common Stock in the open market at a sale price of $30.00 per share.

         (ii) On December 3, 1997, M-K Link sold 100,000 shares of Common Stock in the open market at a sale price of $30.63 per share.

         (iii) On December 3, 1997, Arte R. Moreno exercised an option to purchase 2,990,127 shares of Common Stock from M-K Link for aggregate purchase price of $935,136, and Levine Investments Limited Parternship exercised an option to purchase 452,260 shares of Common Stock from M-K Link for an aggregate purchase price of $141,440.

                                  SCHEDULE 13D

------------------------------                   -------------------------------
CUSIP No. 690057-10-4                                         Page 5 of 5 Pages
------------------------------                   -------------------------------



                                    SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                      Date:  December 15, 1997


                                      /s/ STEPHEN J. HABERKORN
                                      --------------------------------------
                                         Stephen J. Haberkorn



                                      M-K LINK INVESTMENTS LIMITED PARTNERSHIP


                                      By:  /s/ STEPHEN J. HABERKORN
                                      --------------------------------------
                                            Stephen J. Haberkorn
                                            General Partner